UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Champion Industries, Inc.

(Name of Issuer)

$1.00 Par Value Class A Common Stock

(Title of Class of Securities)

158520106

(CUSIP Number)

Justin T. Evans
Senior Vice President and Chief Financial Officer
2450 First Avenue
P.O. Box 2968
Huntington, West Virginia 25728
(304) 528-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 158520106

1.	Name of Reporting Person: Marshall T. Reynolds		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,817,615

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,817,615

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,067,742 [See ownership of Harrah & Reynolds Corporation, of which Mr. Reynolds is the sole stockholder and chief executive officer.]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 53.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 158520106

1.	Name of Reporting Person: The Harrah and Reynolds Corporation		I.R.S. Identification Nos. of above persons (entities only): 55-0140550

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,238,687

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,238,687

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,238,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 158520106

1.	Name of Reporting Person: Glenn W. Wilcox, Sr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 125,390

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 125,390

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 125,390

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 158520106

1.	Name of Reporting Person: Phillip E. Cline		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 52,419

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 52,419

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,419

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.005%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 158520106

1.	Name of Reporting Person: Neal W. Scaggs		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 62,300

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 62,300

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 62,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.006%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 158520106

1.	Name of Reporting Person: Louis J. Akers		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 14,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 14,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.001%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 158520106

1.	Name of Reporting Person: Justin T. Evans		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.00%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

This statement relates to the Class A Common Stock, par value $1.00 per share (the “Class A Common Stock”), of Champion Industries, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2450 First Avenue, Huntington, West Virginia 25703.

Item 2. Identity and Background.

(a) This statement is being jointly filed by (i) Marshall T. Reynolds, (ii) Glenn W. Wilcox, Sr., (iii) Philip E. Cline (iv) Neal W. Scaggs (v) Louis J. Akers, and (vi) Justin T. Evans (i) through (vi) are referred to herein as the “Reporting Persons.” Messrs. Reynolds, Wilcox, Cline, Scaggs and Akers are members of the Board of Directors of the Issuer, and Mr. Reynolds is also Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Evans  is Senior Vice President and Chief Financial officer of the Issuer.  Mr. Reynolds also owns and controls The Harrah & Reynolds Corporation.

This filing is being made because the Board of Directors (“Board”) of Champion Industries, Inc. (the “Company”) on January 18, 2016 approved a 1-for-200 reverse stock split of the outstanding shares of its Class A Common Stock.  As part of the proposed transaction, authorized shares of Class B Common Stock, which are unissued, likewise would be subject to and adjusted for a 1-for-200 reverse stock split as well.

If the transaction is approved by the Company’s stockholders and implemented, the Company expects to have fewer than 300 stockholders of record of its outstanding common stock, in which event the Company intends to deregister its shares and cease to be a reporting company under the Securities and Exchange Act of 1934.

Pursuant to the proposed transaction, stockholders holding fewer than 200 shares of the Company’s Class A Common Stock immediately before the transaction would have such shares cancelled and converted into the right to receive from the Company a cash payment of thirty cents ($0.30) for each such share owned before the reverse stock split.  Stockholders holding 200 or more shares of the Company’s Class A Common Stock immediately before the reverse stock split will receive one share for each 200 common shares held and, as applicable, fractional shares based on the 1-for-200 reverse stock split ratio.  Cash consideration would only be paid to shareholders who, after the reverse stock split, hold less than one (1.0) whole share of the post-split Class A Common Stock.

Implementation of the reverse stock split is subject to stockholder approval of an amendment to the Company’s Articles of Incorporation.  Approval of the amendment would require the approval of a majority of the Company’s outstanding shares.  The Company expects the amendment will be presented to the stockholders for a vote on the amendment at the Company’s 2016 annual meeting of stockholders which will be held on March 21, 2016, and that if this amendment is approved, the reverse stock split and deregistration will be effective thereafter.  If for any reason, the amendment cannot be presented at the 2016 annual stockholders meeting, the Board will set a date and time for a special meeting of stockholders at which the amendment will be voted upon by stockholders.

The reporting persons submitting this filing include the current directors and the Company’s current Chief Executive Officer/Chairman of the Board as well as its current Senior Vice President/Chief Financial Officer.  Considered together they own approximately 56.6% of the Company’s outstanding Class A Common Stock, although it is noted that Mr. Evans does not own any such shares.  In their capacities as directors and/or officers, these reporting persons, have indicated they support the proposed transaction and, to the extent they own or control shares of Class A Common Stock, they intend to support the proposed transaction and to vote in favor of the proposed amendment to the Company’s Articles of Incorporation when the amendment is presented to a vote of the Company’s stockholders.  To the extent they thus may be viewed or considered a group acting to effectuate transactions that would lead to the ultimate deregistration of the Company and its Class A Common Stock, these reporting persons are making this filing.

(b) The address of the principal business office of each Reporting Person is as follows:

Reporting Person	Address
Marshall T. Reynolds	P.O. Box 4040
Huntington, WV 25729

The Harrah and Reynolds Corporation	P.O. Box 4040
Huntington, WV 25729

Glenn W. Wilcox, Sr.	1705 BB&T Building
Asheville, NC 28801

Philip E. Cline	P.O. Box 119
Huntington, WV 25706

Neal W. Scaggs	P.O. Box 1650
Logan, WV 25601

Louis J. Akers	P.O. Box 2968
Huntington, WV 25728

Justin T. Evans	P.O. Box 2968
Huntington, WV 25728

(c) Mr. Reynolds is the Chief Executive Officer and Chairman of the Board of Directors of Champion Industries, Inc. (“the Company”). The Company is principally in the commercial printing and office products business and is located at 2450 First Avenue, Huntington, WV 25703. Mr. Reynolds is also the Chairman of various other businesses and manages a variety of other investments. Mr. Wilcox is the Chairman of the Board of Directors of Wilcox Travel Agency, Inc. located 1705 BB&T Building, Asheville, NC 28801 and is a member of the Company’s Board of Directors. Mr. Cline manages various investments and a member of various boards including the Company’s. Mr. Scaggs is President of Baisden Brothers, Inc. which is a retail and wholesale hardware business located at 340 Riverview Drive, Logan, WV 25601. Mr. Scaggs is also on the Company’s Board of Directors. Mr. Akers is the Director of the Huntington West Virginia Sanitary Board and President of Metric of West Virginia. The Huntington Sanitary Board address is 555 7th Avenue, Huntington, WV 25701. Metric of West Virginia is principally in the business of metal recycling and is located at 5095 Waverly Road, Huntington, WV 25704. Mr. Akers is also on the Company’s Board of Directors. Mr. Evans is the Company’s Senior Vice President and Chief Financial Officer.

(d) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or, to the extent applicable, directors of any such Reporting Person that is not an individual, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or, to the extent applicable, directors of any such Reporting Person that is not an individual, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All Reporting Persons that are individuals are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The reporting persons do not intend to make any purchases of the Class A Common Stock of the Company in connection with the proposed transaction referenced in this filing.

As noted above, in Item 2(a), pursuant to the proposed transaction, stockholders holding fewer than 200 shares of the Company’s Class A Common Stock immediately before the transaction would have such shares cancelled and converted into the right to receive from the Company a cash payment of thirty cents ($0.30) for each such share owned before the reverse stock split.  Stockholders holding 200 or more shares of the Company’s Class A Common Stock immediately before the reverse stock split will receive one share for each 200 common shares held and, as applicable, fractional shares based on the 1-for-200 reverse stock split ratio.  Cash consideration would only be paid by the Company to shareholders who, after the reverse stock split, hold less than one (1.0) whole share of the post-split Class A Common Stock.  Thus, any such cash payments for such fractional shares of less than one (1.0) whole share of the post-split Class A Common Stock would be made and funded by the Company.

Item 4. Purpose of Transaction.

This filing is being made because the Board of Directors on January 18, 2016 approved a 1-for-200 reverse stock split of the outstanding shares of its Class A Common Stock. As part of the proposed transaction, authorized shares of Class B Common Stock, which are unissued, likewise would be subject to and adjusted for a 1-for-200 reverse stock split as well.

If the transaction is approved by the Company’s stockholders and implemented, the Company expects to have fewer than 300 stockholders of record of its outstanding common stock, in which event the Company intends to deregister its shares and cease to be a reporting company under the Securities and Exchange Act of 1934.

Pursuant to the proposed transaction, stockholders holding fewer than 200 shares of the Company’s Class A Common Stock immediately before the transaction would have such shares cancelled and converted into the right to receive from the Company a cash payment of thirty cents ($0.30) for each such share owned before the reverse stock split. Stockholders holding 200 or more shares of the Company’s Class A Common Stock immediately before the reverse stock split will receive one share for each 200 common shares held and, as applicable, fractional shares based on the 1-for-200 reverse stock split ratio. Cash consideration would only be paid to shareholders who, after the reverse stock split, hold less than one (1.0) whole share of the post-split Class A Common Stock.

Implementation of the reverse stock split is subject to stockholder approval of an amendment to the Company’s Articles of Incorporation. Approval of the amendment would require the approval of a majority of the Company’s outstanding shares. The Company expects the amendment will be presented to the stockholders for a vote on the amendment at the Company’s 2016 annual meeting of stockholders which will be held on March 21, 2016, and that if this amendment is approved, the reverse stock split and deregistration will be effective thereafter. If for any reason, the amendment cannot be presented at the 2016 annual stockholders meeting, the Board will set a date and time for a special meeting of stockholders at which the amendment will be voted upon by stockholders.

The reporting persons submitting this filing include the current directors and the Company’s current Chief Executive Officer/Chairman of the Board as well as its current Senior Vice President/Chief Financial Officer. Considered together they currently own approximately 56.6% of the Company’s outstanding Class A Common Stock, although it is noted that Mr. Evans does not own any such shares. In their capacities as directors and/or officers, these reporting persons have indicated they support the proposed transaction and, to the extent they own or control shares of Class A Common Stock, they intend to support the proposed transaction and to vote in favor of the proposed amendment to the Company’s Articles of Incorporation when the amendment is presented to a vote of the Company’s stockholders. (It is noted that Mr. Evans does not own any shares of Class A Common Stock.) To the extent they thus may be viewed or considered a group acting to effectuate transactions that would lead to the ultimate deregistration of the Company and its Class A Common Stock, these reporting persons are making this filing.

The Company’s Board of Directors may abandon the proposed reverse stock split at any time prior to the completion of the proposed transaction if they believe that the proposed transaction is no longer in the best interests of the Company or its stockholders.

The Company currently has outstanding 11,299,528 shares of its Class A Common Stock, held by approximately 346 record holders.  No Class B shares have been issued and thus no Class B shares are outstanding.  The Company currently estimates that the proposed transaction would reduce the outstanding common shares by approximately 88,000 shares, or less than 1% (0.78%), through the cash-out of fractional share interests of less than one (1.0) whole post-split share and will reduce the number of record holders of Class A Common Stock below 300.  Changes in share ownership prior to the time the transaction is to become effective, as well as the distribution of shares held in street name through brokers and other intermediaries and the extent to which beneficial owners of those shares participate in the transaction, will affect those estimates, perhaps materially.

If the proposed transaction is approved by the stockholders and implemented, the Company estimates that the cost savings resulting from no longer being an SEC-registered company will be approximately $220,000 per year.  Estimated transaction costs are expected to be approximately $111,400 including estimated total cash payment of approximately $26,400 to purchase fractional share interests of less than one (1.0) whole post-split share that will be cashed out.  The Company expects to pay such transaction costs and consideration for such fractional share interests from existing cash reserves.

The Board of Directors created a special committee of non-employee, independent directors to review a possible transaction and make recommendations to the Board as to whether to pursue a possible transaction and, if so, the proposed details of any recommended transaction.  The special committee reviewed various alternatives to the proposed transaction, and evaluated the advantages and disadvantages of doing a proposed reverse stock split and SEC deregistration.  The special committee also received and considered an independent valuation opinion of the Class A Common Stock from an independent investment banking firm, Chaffe & Associates, Inc. (“Chaffe”).  In Chaffe’s opinion, the fair market value of the Class A Common Stock, as of December 21, 2015, if sold in a controlling block of shares, was between seventeen cents ($0.17) per share and twenty-one cents ($0.21) per share.  The special committee also reviewed and considered the recent trading history and price history of the Company’s Class A Common Stock.  As of January 8, 2016, the prior 52-week volume-weighted average price (“VWAP”) of such shares had been twenty-four cents ($0.24) per share.

On January 13, 2016, the special committee made a recommendation to the Board of Directors of the Company that the Board approve and recommend to stockholders a 1-for-200 reverse stock split to be followed by SEC deregistration, and further recommended that fractional share interests of less than one (1.0) whole share of Class A Common Stock, after the split, be purchased and cashed out for a price of thirty cents ($0.30) per pre-split share.  It was the special committee’s opinion that this cash-out price, which represented a premium both to (a) the Chaffe valuation conclusions and (b) the VWAP per share as of January 8, 2016, was fair to the Company’s shareholders from a financial point of view.  The Board of Directors unanimously accepted the recommendations of the special committee, and approved the proposed transaction as recommended by the special committee, at the Board’s regular monthly meeting held on Monday, January 18, 2016.

This filing is only a brief description of a proposed transaction and is not a solicitation of a proxy or an offer to acquire any shares of common stock.  The company is preparing and plans to file a preliminary proxy statement and Schedule 13E-3 with the SEC outlining the transaction. All stockholders are advised to read the definitive proxy statement and Schedule 13E-3 carefully when the documents are available because the documents will contain important information about the  stockholders  meeting (i.e., the meeting at which the amendment will be presented for a vote of shareholders thereon) and the proposed transaction, including information about the mechanics of the proposed transaction, persons soliciting proxies, their interests in the transaction, and related matters.  Stockholders may obtain a free copy of the proxy statement and Schedule 13E-3 at the SEC’s web site at www.sec.gov.  The Company will also mail a copy of the definitive proxy statement prior to the stockholders meeting to its stockholders entitled to vote at the annual meeting (or special meeting, as the case may be).  The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders in favor of the proposed transaction.  Information about the Company’s executive officers and directors and their ownership of the Company’s common stock will be set forth in the preliminary proxy statement.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the company and its executive officers and directors in the proposed transaction by reading the proxy statement regarding the proposed transaction when it becomes available.

This filing includes “forward-looking” information statements, as defined in the Private Securities Litigation Reform Act of 1995, including various statements relating to the proposed transaction, the termination of registration of the Company’s common stock under the Securities Exchange Act of 1934, the estimates as to numbers of outstanding shares and stockholders of record after giving effect to the proposed transaction, estimated cost savings resulting from, and estimated costs and expenses of, the proposed transaction, and the anticipated date of the stockholders meeting to consider the proposed transaction (including  without limitation the statements that the Company anticipates the related amendment to the Articles of Incorporation will be presented to stockholders and voted upon at the 2016 annual meeting of stockholders to be held on March 21, 2016).  Actual results may differ from those provided in the forward-looking statements.  The proposed transaction and subsequent termination of SEC registration are each subject to various conditions and may not occur.  Even if these events do occur, the ultimate transaction costs may be higher than anticipated, and the Company may not realize the costs savings anticipated, as of the date of this filing.

Item 5. Interest in Securities of the Issuer.

Item 5(a) The following table sets forth certain information concerning ownership of Company Common Stock as of the close of business on January 8, 2016 by (i) each of the directors and nominees, (ii) each executive officer, and (iii) all directors and executive officers as a group. Except as otherwise noted, each beneficial owner listed below has sole voting and investment power with respect to the shares listed next to the owner’s name.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
Louis J. Akers	14,000	*
Philip E. Cline	52,419	*
Marshall T. Reynolds	10,910,396 (1) (2)	67.6%(2)
Neal W. Scaggs	62,300 (3)	*
Glenn W. Wilcox, Sr.	125,390	1.1%
Justin T. Evans	-0-	*
All directors and executive officers as a group (8 persons)	11,164,505	69.2%(4)

* The percentage of shares of Company Common Stock beneficially owned by these persons is less than 1%.

(1)	Includes 4,238,687 shares owned by The Harrah and Reynolds Corporation and 2,440 shares owned by wife (with respect to which reporting person has no voting or investment power).

(2)
Also includes presently exercisable warrants owned by Mr. Reynolds to purchase shares of common stock equal to 30% of the then issued and outstanding common stock of the Company on a fully diluted, post-exercise basis.  Based on the 11,299,528 shares of Company common stock currently issued and outstanding, exercise in full of the warrants would result in issuance of an additional 4,842,654 shares.  The percent of class reflected above as owned by Mr. Reynolds includes common stock attributable to these warrants.  Excluding the effect of the warrants, Mr. Reynolds beneficially owns 53.7% of currently outstanding common stock.

(3)	Joint voting and investment power shared with wife respect to 62,300 shares.

(4)	Giving effect to warrants. Excluding effect of warrants, percentage of class owned by all directors and executive officers is 56.6%.

Item 5(b) The number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, for each person named in response to Item 5(a) above, is included in the tables and footnotes set forth above in response to Item 5(a).

Item 5(c) [None. That is, there were no transactions in Class A Common Stock that were effected during the past 60 days by the persons named in response to Item 5(a) above.]

Item 5(d) Not Applicable.

Item 5(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Proposed 1:200 Reverse Stock Split followed by SEC Deregistration.

This filing is being made because the Board of Directors on January 18, 2016 approved a 1-for-200 reverse stock split of the outstanding shares of its Class A Common Stock.  As part of the proposed transaction, authorized shares of Class B Common Stock, which are unissued, likewise would be subject to and adjusted for a 1-for-200 reverse stock split as well.

If the transaction is approved by the Company’s stockholders and implemented, the Company expects to have fewer than 300 stockholders of record of its outstanding common stock, in which event the Company intends to deregister its shares and cease to be a reporting company under the Securities and Exchange Act of 1934.

The reporting persons submitting this filing include the current directors and the Company’s current Chief Executive Officer/Chairman of the Board as well as its current Senior Vice President/Chief Financial Officer.  Considered together they currently own approximately 56.6% of the Company’s outstanding Class A Common Stock, although it is noted that Mr. Evans does not own any such shares.  In their capacities as directors and/or officers, these reporting persons have indicated they support the proposed transaction and, to the extent they own or control shares of Class A Common Stock, they intend to support the proposed transaction and to vote in favor of the proposed amendment to the Company’s Articles of Incorporation when the amendment is presented to a vote of the Company’s stockholders.  To the extent they thus may be viewed or considered a group acting to effectuate transactions that would lead to the ultimate deregistration of the Company and its Class A Common Stock, these reporting persons are making this filing.

Presently Exercisable Warrants Owned by Mr. Reynolds

As noted in response to Item 5(a) above, Mr. Reynolds also owns presently exercisable warrants to purchase shares of common stock equal to 30% of the then issued and outstanding common stock of the Company on a fully diluted, post-exercise basis.  Based on the 11,299,528 shares of Company common stock currently issued and outstanding, exercise in full of the warrants would result in issuance of an additional 4,842,654 shares.  Although the Warrants are for Class B Common Stock (nonvoting shares), Subsection 7(c) of Article 7 of the Company’s Articles of Incorporation provides as follows:

“(c)  Any share of Class B common shares that is transferred to a holder who is not subject to the ownership limitations of the Bank Holding Company Act of 1956, as amended, and the regulations promulgated thereunder, shall automatically, upon tender to the corporation, be redeemed and converted by the corporation into a share of Class A common shares. “

Subsection 7(d) of Article 7 of the Company’s Articles of Incorporation in turn further provides, in relevant part,  that “[a]ny conversion of  . . .  Class B common shares pursuant to . . . hereof shall be made for no additional consideration   If Mr. Reynolds were to exercise such warrants, at this time, he would be able to convert Class B shares to Class A Common Stock for no additional consideration under the above provisions of Article 7 of the Company’s Articles of Incorporation.  The relevant beneficial ownership table set forth in response to Item 5(a) above reflects the percentage of Class A Commons Stock owned by Mr. Reynolds includes common stock attributable to these warrants assuming the warrants were exercised and all shares were converted into Class A shares.  As set forth in the footnotes to the relevant ownership table set forth in response to Item 5(a) above, excluding the effect of the warrants, Mr. Reynolds beneficially owns 53.7% of the Company’s currently outstanding common stock (only Class A shares are outstanding at this time).

Mr. Reynolds and Harrah and Reynolds have pledged 3,771,500 of their Class A shares (constituting 62.2% of all outstanding Class A shares beneficially owned by Mr. Reynolds) as collateral to secure loans made to Mr. Reynolds or Harrah and Reynolds in the ordinary course of business by several commercial banks.

Any disposition of such pledged shares upon a default by Mr. Reynolds or Harrah and Reynolds under such loans could result in a change of control of the Company.

Proposed Issuance of Preferred Series A Shares and Use of Such Shares In Conversion of Debt Owed to Shareholder Into Preferred Series A Shares

On January 18, 2016, the Board approved and recommended that shareholders approve an amendment of the Articles of Incorporation of the Company to create a new class of capital stock, i.e., 2,500 shares of Preferred Series A with a par value of $1,000 per shares.  The purpose of this proposed amendment and proposed authorization of such Preferred Series A shares was to allow implementation of a conversion of debt owed to a shareholder into equity in the form of preferred shares, which conversion had been approved by the Board on June 15, 2015 and was disclosed in a previous filing (10-Q filed for the quarter ending April 30, 2016).

Specifically, as approved on June 15, 2015, the Board authorized and approved conversion of a $2,500,000 note payable to a shareholder, accruing interest at the rate of 3.25% per annum (currently 3.50%), to preferred stock equity that would pay either a 0.00% dividend or 6.00% dividend contingent on the Company’s net income after income taxes being at least $1.0 million, such that if the Company’s net income after income taxes is less than 1.00% the dividend rate on such preferred stock would be 0.00%, (the “Conversion”).   However, because the Company does not have a class of preferred shares currently, the proposed amendment is necessary in order to authorize creation of the preferred shares necessary to complete the Conversion.  Mr. Reynolds, who is the Chairman of the Board and Chief Executive Officer of the Company, is the shareholder affected by the Conversion, and consequently he recused himself from the votes on these matters at the Board’s July 15, 2015 and January 18, 2016 meetings.

If the transaction is approved by the Company’s stockholders and implemented, the Company expects to issue all 2,500 Preferred Series A shares, which would have the following features under the proposed amendment:

•	The proposed Preferred Series A shares would be non-voting shares.

•
The voting power for the election of directors and for all other voting purposes would be vested exclusively in the holders of the Class A common shares and, except as otherwise required by law, the holders of the proposed Preferred Series A shares would not have any voting power or be entitled to receive any notice of meetings of shareholders.

•
The proposed Preferred Series A shares would be issued in consideration of the conversion by a stockholder of $2,500,000.00 principal amount of debt owed to such shareholder by the Company, and shall be issued on the date of the Conversion upon surrender and cancellation of such debt by such stockholder (the “Conversion Date”).

•	The proposed Preferred Series A shares would be entitled to a preference in the event of liquidation as to proceeds thereof, over the common shares.

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The proposed Preferred Series A shares would be entitled to a contingent dividend (as described below) and a preference as to dividends, and no dividends would be paid by the Company to any holders of any class of common shares unless and until such dividends as are required to be paid to the proposed Preferred Series A shares have in fact been declared and paid to the holders of the proposed Preferred Series A shares.

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The proposed Preferred Series A shares would be entitled to receive a contingent dividend, at the rate of six percent (6.00%) per annum on the par value thereof, to be paid in the first quarter of the next ensuing fiscal year, following any fiscal year in which the net income of the Company after taxes is at least $1,000,000.00 or greater; provided, however, that no dividend would be permitted to be paid on the proposed Preferred Series A shares, and such shares would have a zero percent (0.00%) dividend rate, unless the corporation earned at least $1,000,000.00 in net income after taxes in the prior fiscal year.

•
On each anniversary of the Conversion Date (each, an “Anniversary Date”), the Company would have the option and right to redeem, in whole or in part, Preferred Series A shares at the redemption price of $1,000 per share (par), at the option of the Company.

•	The proposed Preferred Series A shares do not have a conversion right to convert the proposed Preferred Series A shares to any class of common shares.

Creation and issuance of the Preferred Series A shares, and thus the final completion of the Conversion, are subject to stockholder approval of an amendment to the Company’s Articles of Incorporation. Approval of the amendment would require the approval of a majority of the Company’s outstanding shares. The Company expects the amendment will be presented to the stockholders for a vote on the amendment at the Company’s 2016 annual meeting of stockholders which will be held on March 21, 2016, and that if this amendment is approved, the Preferred Series A shares would be issued and used to complete the Conversion. If for any reason, the amendment cannot be presented at the 2016 annual stockholders meeting, the Board will set a date and time for a special meeting of stockholders at which the amendment will be voted upon by stockholders. Current directors who voted in favor of the proposed amendment at the January 18, 2016 meeting of the Board (the Company’s current Chief Executive Officer/Chairman of the Board recused himself) who own approximately 2.9% of the Company’s outstanding Class A Common Stock have indicated they support the proposed amendment and the Conversion and to the extent they own or control shares of Class A Common Stock are expected to support the proposed transaction and to vote in favor of the proposed amendment to the Company’s Articles of Incorporation when the amendment is presented to a vote of the Company’s stockholders. The Company’s current Chief Executive Officer/Chairman of the Board is the shareholder who holds the debt to be converted into preferred shares under the Conversion. He currently owns or controls approximately 53.7% of the Company’s outstanding Class Common Stock. To the extent he previously had committed to do the Conversion and convert such debt to preferred shares, he has indicated that he supports the Conversion and thus the Company anticipates that he will vote in favor of the proposed amendment when it is presented to a vote of the Company’s stockholders.

This filing is only a brief description of a proposed transaction and is not a solicitation of a proxy. All stockholders are advised to read the definitive proxy statement carefully when it is available because it will contain important information about the stockholders meeting (i.e., the meeting at which the amendment will be presented for a vote of shareholders thereon). Stockholders may obtain a free copy of the proxy statement at the SEC’s web site at www.sec.gov. The Company will also mail a copy of the definitive proxy statement prior to the stockholders meeting to its stockholders entitled to vote at the annual meeting (or special meeting, as the case may be). The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders in favor of the proposed transaction. Information about the Company’s executive officers and directors and their ownership of the Company’s common stock will be set forth in the definitive proxy statement.

Item 7. Material to be Filed as Exhibits.

Exhibit	Name
99.1	Board Resolutions adopted by the Board of Directors on January 18, 2016 (authorizing proposed transaction)

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 25, 2016

/s/ Marshall T. Reynolds
Marshall T. Reynolds

The Harrah and Reynolds Corporation
By:	/s/ Marshall T. Reynolds
Marshall T. Reynolds

/s/ Glenn W. Wilcox, Sr.
Glenn W. Wilcox, Sr.

/s/ Philip E. Cline
Philip E. Cline

/s/ Neal W. Scaggs
Neal W. Scaggs

/s/ Louis J. Akers
Louis J. Akers

/s/ Justin T. Evans
Justin T. Evans